Exhibit 20.1

                                                         [HANOVER DIRECT LOGO]
FOR IMMEDIATE RELEASE

CONTACT:  Hanover Direct, Inc                            The MWW Group
          Edward M. Lambert                              Rich Tauberman
          E.V.P & Chief Financial Officer                Tel: (201) 507-9500
                          Tel: (201) 272-3325


        HANOVER DIRECT ANNOUNCES 2002 GROWTH OF 30% IN INTERNET SALES OF
              CONTINUING BUSINESSES. ADDS TWO BRANDS TO AMAZON.COM
                          APPAREL & ACCESSORIES STORE.

EDGEWATER, NJ, January 29, 2003 - Hanover Direct, Inc. today announced unaudited revenue results for the fiscal year ended December 28, 2002. Net sales including postage and handling through the Internet improved to $87.3 million, an increase of $20.4 million or 30.4% over Internet sales in the prior fiscal year excluding sales from the Improvements division that was sold on June 29, 2001. "We are very pleased to see the tremendous growth of our Internet sales as a strong complement to the restructuring of our catalog sales," said Thomas C. Shull, Hanover Direct's Chairman and Chief Executive Officer. Internet sales for Hanover Direct have now reached 20.3% of Brand Sales (total revenues less third-party fulfillment sales and membership programs).

Net revenues for Hanover Direct during the fiscal year ended December 28, 2002 were $457.3 million, a decrease of $74.9 million or 14.1% from fiscal year 2001. This decrease was due in part to the sale of the Improvements business on June 29, 2001, which accounted for $34.1 million of the reduction. The discontinuance of the Domestications Kitchen & Garden, Kitchen & Home, Encore and Turiya catalogs contributed an additional $6.4 million to the reduction.

Revenues for continuing businesses in fiscal year 2002 decreased by $34.4 million or 7.0%. "Overall circulation for our continuing businesses decreased by 9.6% last year and almost all of the decrease in our continuing revenue stems from our efforts to reduce unprofitable circulation," said Shull. "This reduction in unprofitable circulation has been a key contributing factor to our improving operating results, which for the first three quarters of 2002 were the best since 1994."

Hanover Direct also announced the expansion of its brand offerings with Amazon.com. Gump's Jewelry and Company Kids Apparel will join Silhouettes, International Male, and Undergear within Amazon.com's Apparel & Accessories store in the first quarter of 2003. "We are pleased to include apparel and jewelry merchandise from these marquis brands," said Shull. "Since launch in early-November, sales through Amazon.com's Apparel & Accessories site accounted for approximately 12% of our internet sales for the listed brands. We are pleased with that start and look forward to continuing our internet growth, in part, through our participation with Amazon.com."

Hanover Direct expects to release its full operating results for the 2002 fiscal year on March 21, 2003.

ABOUT HANOVER DIRECT, INC.
Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. The Company's catalog and Internet portfolio of home fashions, apparel and gift brands include Domestications, The Company Store, Company Kids, Silhouettes, International Male, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. Keystone Internet Services, LLC (www.keystoneinternet.com), the Company's third party fulfillment operation, also provides the logistical, IT and fulfillment needs of the Company's catalogs and web sites. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.


================================================================================